Exhibit 3.53

Liberty Star Reports Significant 2024 Exploration Advancements at Hay Mountain & Red Rock Gold Projects; 2025 Focused on Expansion and Development

TUCSON, AZ–(Feb 12 2025)–Liberty Star Minerals (“Liberty Star” or the “Company”) (OTCQB: LBSR) reflects on 2024 as a breakthrough year for exploration and positive discovery at its wholly owned Red Rock Canyon Gold Project (RRC) within its Hay Mountain Project (HMP) in southeast Arizona. The Company is actively pursuing a joint venture partnership to advance both projects, which lie within a regionally significant porphyry copper-gold-moly system extending from central Arizona into northern Mexico. With historic first-time drilling at Hay Mountain and bonanza-grade gold discoveries at Red Rock Canyon, Liberty Star has established a strong foundation for continued exploration and development in 2025.

Hay Mountain Project: First-Ever Drilling Confirms Porphyry System Potential

Located within the historic Tombstone Mining District of Cochise County, Arizona, the Hay Mountain Project has been the focus of Liberty Star’s founder and native Arizonan James A. Briscoe (P Geo.) since the 1970s. Briscoe’s early studies led to the discovery of the Tombstone Caldera, an expansive geological structure that hosts a porphyry copper mineral center. Over the past two decades, geochemical sampling, airborne geophysical surveys, and structural analysis have refined drill targets within the property.

In December 2023, Liberty Star commenced its first-ever diamond core drill program at Hay Mountain. By February 2024, two deep drill holes were completed, targeting the interpreted porphyry system, and Liberty Star Chief Geologist James Bryce reported:

●	Hole 1 reached 1,354 feet and intercepted the Colina Formation, with elevated copper, lead, and zinc values and increasing potassic alteration, a hallmark of porphyry mineralization.

●	Hole 2, drilled incrementally to nearly 3,000 feet, encountered the Horquilla Formation at 420 feet, which hosts multiple copper deposits in the region. Downhole analysis revealed increasing alteration, thermal indicators, intrusive sills, and the presence of sulfides, all of which support the presence of a large-scale porphyry system.

The initial drill program confirmed key geological indicators, validating Hay Mountain’s potential as a porphyry copper-gold deposit. These results offered enough evidence to justify further deep drilling in 2025, focusing on Target 1 and additional high-priority areas within the project.

Red Rock Canyon Gold Project: High-Grade Gold with Bulk Tonnage Potential

Liberty Star’s wholly owned Red Rock Gold Project is situated immediately north of drill Target 1 within the larger Hay Mountain Project. The approximately 1,000-acre area has undergone limited exploratory drilling between 1999 and 2004, indicating near-surface gold mineralization. Recognizing the potential for a high-grade epithermal gold system, Liberty Star initiated systemic surface exploration in 2020, incorporating geochemical surveys, biogeochemical sampling, and x-ray fluorescence (XRF) analysis to refine targets.

2024 Channel Sampling Results: Bonanza-Grade Gold Confirmed

In March 2024, Liberty Star’s Field Operations Manager Jay Crawford and his team began an extensive channel sampling program, systematically testing gold-bearing jasperoid lenses throughout the RRC property.

In July 2024, the Company reported multiple bonanza-grade assays, confirming the presence of a high-grade gold system:

●	Multiple assays exceeding one ounce per ton
●	Bonanza grades of 107.5 g/t and 60.0 g/t gold
●	A single high-grade vein structure extending approximately 400 feet, intermittently covered by overburden

Follow-up sampling in September and December 2024 continued to support this high-grade system, reinforcing evidence of an expansive epithermal gold deposit tied to the Hay Mountain porphyry center. These results will be surveyed in and plotted on maps to further refine exploration plans.

Chief Geologist Jim Bryce stated, “The grades we’ve seen indicate a broad, high-grade epithermal gold system at RRC, likely related to the suspected porphyry system at Hay Mountain. With multiple assays over an ounce per ton, we are in an enviable position—high-grade potential combined with significant bulk tonnage possibilities.”

Next Steps at Red Rock Canyon

Liberty Star’s 2025 exploration plan will focus on:

1.	Induced Polarization (IP) test grid which will accompany the expanded channel sampling and trenching to define the vein’s surface dimensions

2.	Drilling to test depth continuity and assess the bulk tonnage potential surrounding the high-grade structures

3.	Integrating geological data to refine targets for future resource estimation

2025: Exploration Strategy for Near-Surface Gold and Joint Venture Development at Red Rock Canyon

With the price of gold rising from $2,037 (Jan 2024) to $2,809 (Jan 2025)—and analysts projecting $3,200+ per ounce in 2025—Liberty Star is strategically positioned to capitalize on market conditions.

In the near term, Induced Polarization geophysics along with the channel sampling results, remains the most cost-effective method for refining targets at RRC, with drilling to follow. Additionally, a suitable financial arrangement through a joint venture will accelerate development across both the Red Rock Canyon gold property and the larger copper-focused Hay Mountain Project through a value accretion model.

Director Gerardo King highlighted Liberty Star’s plans to bring in a new joint venture partner this year in a recent interview. King added, “Developing a large-scale copper-gold porphyry system is a long-term endeavor. At the same time, our gold asset at Red Rock Canyon provides a much more immediate opportunity, offering a strategic balance to our portfolio. We aim to bring in a joint venture partner to advance both projects in parallel.”

King and Liberty Star Board Chair Pete O’Heeron are currently working with potential partners within the mining industry to secure funding for the Company’s next phase of development.

ON BEHALF OF THE BOARD OF DIRECTORS

Liberty Star Minerals

View the Steve Darling interview with Liberty Star’s Chief Geologist Jim Bryce & Director Gerardo King @Proactive News

Visit lbsr.us for more about Liberty Star Minerals, the Red Rock Canyon Gold Project & the Hay Mountain Project, including images, maps, and technical reports

About Liberty Star

Liberty Star Uranium & Metals Corp. (LBSR: OTCQB), d/b/a Liberty Star Minerals, is an Arizona-based mineral exploration company engaged in the acquisition, exploration, and development of mineral properties in Arizona and the southwest USA. Currently the company controls properties that are located over what management considers some of North America’s richest mineralized regions for copper, gold, silver, molybdenum (moly), and associated metals. The Company’s premiere property is the Hay Mountain property (exploration stage) for porphyry copper, gold, moly and other commercially important minerals. Specific targets have been selected to explore for near-surface and deep-seated ore bodies, of which there are numerous analogs nearby. Contiguous with the primary Hay Mountain porphyry exploration target, and part of the overall Hay Mountain property, is an increasingly attractive area of exploration stage gold mineralization denominated Red Rock Canyon. Red Rock Canyon exhibits what we believe are extensive, promising hydrothermal associated gold-bearing structures that are documented in historical public and Company records. View numerous geoscientific reports on our website. The Hay Mountain & Red Rock Canyon properties are in Cochise County (southeast) Arizona, USA.

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Forward Looking Statements

Certain information contained in public release may contain “forward-looking statements,” as defined in the U.S. Private Securities Litigation Reform Act of 1995, and within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended. All statements contained herein that are not historical facts are forward-looking statements that involve risks, uncertainties and other factors which are unforeseeable and beyond the Company’s or management’s control, that could cause actual results, developments and business decisions to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements may include but not be limited to the business strategies for the Company, assumptions of management, pending or future transactions, future estimated mineral resources or grades, investments, asset valuations, anticipated permits and approvals and other information that may be based on forecasts of future exploration, operational or financial results or estimates of matters not yet determinable. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance using words or phrases like the following may be forward-looking statements: : “estimate”, “intend”, “believe,” “expect,” “anticipate,” “plan,” “potential,” “continue” “may”, “might”, “could”, “would” or similar words or expressions. Important factors that could differ materially from the expectations of the Company and management include, among other things, risks related to unsuccessful exploration results, metals prices, fluctuations in currency prices, international markets, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as changes in the availability of funding for mineral exploration and development and general economic conditions. Additional information about these factors, risks and uncertainties on which forward-looking statements are based is discussed in the Company’s Annual Report on Form 10-K for the year ended January 31, 2024, as updated from time to time in Company filings with the Securities and Exchange Commission. The Company is not responsible for updating the information contained in this public release beyond the presentation date or published date, or for changes made to this document by wire services or Internet services. Risk factors for the company are set out in the 10-K and other periodic filings made with the SEC on EDGAR (ref. Liberty Star Uranium & Metals, Corp.).

Regulation S-K 1300 Matters On October 31, 2018, the U.S. Securities and Exchange Commission adopted Subpart 1300 of Regulation S-K (“Regulation SK-1300”) to modernize the property disclosure requirements for mining registrants and related guidance, under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. All registrants are required to comply with Regulation SK-1300 for fiscal years ending after January 1, 2021. Accordingly, the Company must comply with Regulation SK-1300 for its fiscal year ending January 31, 2022. Regulation SK-1300 uses the Committee for Mineral Reserves International Reporting Standards (“CRIRSCO”) based classification scheme for mineral resources and mineral reserves, that includes definitions for inferred, indicated, and measured mineral resources. Liberty Star is an “Exploration Stage Issuer” as defined in Subpart 1300. It currently has no exploration results, mineral resources, or mineral reserves to report, accordingly, no information, opinions or data included in the website or in any public releases includes any information or disclosures regarding exploration results, mineral resources or mineral reserves as defined in Regulation SK-1300. As a result, the Company is not required, at this time, to obtain or provide a Technical Report Summary as defined in Regulation SK-1300. U.S. Investors are cautioned not to rely upon or assume for any purpose that any part of the mineralized real property of the Company in these categories will ever be converted into inferred, indicated, and measured mineral resources or probable or proven mineral reserves within the meaning of Regulation S-K 1300.

UNLESS OTHERWISE EXPRESSLY STATED ON THE FACE OF ANY SUCH INFORMATION, NOTHING CONTAINED IN THIS PUBLIC RELEASE IS, NOR DOES IT PURPORT TO BE, A TECHNICAL REPORT SUMMARY PREPARED BY A QUALIFIED PERSON PURSUANT TO AND IN ACCORDANCE WITH THE REQUIREMENTS OF SUBPART 1300 OF SECURITIES EXCHANGE COMMISSION REGULATION S-K.

About Liberty Star Liberty Star Uranium & Metals Corp. (LBSR: OTCQB), d/b/a Liberty Star Minerals, is an Arizona-based mineral exploration company engaged in the acquisition, exploration, and development of mineral properties in Arizona and the southwest USA. Currently the company controls properties that are located over what management considers some of North America’s richest mineralized regions for copper, gold, silver, molybdenum (moly), and associated metals. The Company’s premiere property is the Hay Mountain property (exploration stage) for porphyry copper, gold, moly and other commercially important minerals. Specific targets have been selected to explore for near-surface and deep-seated ore bodies, of which there are numerous analogs nearby. Contiguous with the primary Hay Mountain porphyry exploration target, and part of the overall Hay Mountain property, is an increasingly attractive area of exploration stage gold mineralization denominated Red Rock Canyon. Red Rock Canyon exhibits what we believe are extensive, promising hydrothermal associated gold-bearing structures that are documented in historical public and Company records. View numerous geoscientific reports on our website. The Hay Mountain & Red Rock Canyon properties are in Cochise County (southeast) Arizona, USA.

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Liberty Star Minerals | Liberty Star Uranium & Metals Corp. LBSR: OTCQB http://www.lbsr.us	Contact: Liberty Star Minerals Tracy Myers, Investor Relations 520-425-1433 – info@lbsr.us